Exhibit 99.1

News

Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release

June 24, 2024

Manulife announces intention to redeem 3.049% Fixed/Floating Subordinated Debentures

TORONTO – Manulife Financial Corporation (“MFC”) today announced its intention to redeem at par on August 20, 2024 all of its outstanding $750,000,000 principal amount of 3.049% Fixed/Floating Subordinated Debentures (the “Debentures”) due August 20, 2029. The Debentures are redeemable at MFC’s option on or after August 20, 2024 at a redemption price per Debenture equal to par, together with accrued and unpaid interest to but excluding the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with MFC’s Trust Indenture.

Interest on the Debentures will cease to accrue on the redemption date.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com